UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

Best Buy Co., Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

086516101

(CUSIP Number)

Creighton O’M. Condon

Shearman & Sterling LLP

599 Lexington Avenue

New York, NY 10022

(212) 848-4000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 5, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 086516101	Page 2 of 18 Pages

1

NAME OF REPORTING PERSONS

Richard M. Schulze, individually, as the account holder of the Best Buy 401(k) Retirement Savings Plan held in his name, and as trustee of the Richard M. Schulze Revocable Trust and the Richard M Schulze Qualified Terminable Interest Property Marital Trust II.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 21,496,896 *
	8	SHARED VOTING POWER 1,571,989 *
	9	SOLE DISPOSITIVE POWER 21,496,896 *
	10	SHARED DISPOSITIVE POWER 1,571,989 *
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,068,885*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.4% **
14		TYPE OF REPORTING PERSON (See Instructions) IN

*	Excludes (a) 9,033,299 shares held in trust for the benefit of Mr. Schulze’s children, grandchildren, and the children of Mr. Schulze’s former spouse, and (b) 172,831 shares in the Richard M Schulze Qualified Terminable Interest Property Marital Trust I, in each case to which Mr. Schulze disclaims beneficial ownership.
**	The percentage reported in Row 13 is based on 221,264,454 shares of common stock, par value $0.10 per share, outstanding as of December 2, 2022, as reported by the Company (as defined herein) in its most recent Form 10-Q filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 6, 2022 (the “December 22 Form 10-Q”).

SCHEDULE 13D

CUSIP No. 086516101	Page 3 of 18 Pages

1		NAME OF REPORTING PERSONS Olympus Investments Limited Partnership A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,672
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,672
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,672
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%**
14		TYPE OF REPORTING PERSON (See Instructions) PN

**	The percentage reported in Row 13 is based on 221,264,454 shares of common stock, par value $0.10 per share, outstanding as of December 2, 2022, as reported by the Company in the December 22 Form 10-Q.

SCHEDULE 13D

CUSIP No. 086516101	Page 4 of 18 Pages

1		NAME OF REPORTING PERSONS Olympus Investments Limited Partnership B
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 950,169
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 950,169
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 950,169
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%**
14		TYPE OF REPORTING PERSON (See Instructions) PN

**	The percentage reported in Row 13 is based on 221,264,454 shares of common stock, par value $0.10 per share, outstanding as of December 2, 2022, as reported by the Company in the December 22 Form 10-Q.

CUSIP No. 086516101	Page 5 of 18 Pages

1		NAME OF REPORTING PERSONS RMSJS LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 31,672
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 31,672
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,672
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%**
14		TYPE OF REPORTING PERSON (See Instructions) OO

**	The percentage reported in Row 13 is based on 221,264,454 shares of common stock, par value $0.10 per share, outstanding as of December 2, 2022, as reported by the Company in the December 22 Form 10-Q.

SCHEDULE 13D

CUSIP No. 086516101	Page 6 of 18 Pages

1		NAME OF REPORTING PERSONS The Richard M. Schulze Family Foundation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) PF, OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 590,148
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 590,148
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 590,148
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%**
14		TYPE OF REPORTING PERSON (See Instructions) OO

**	The percentage reported in Row 13 is based on 221,264,454 shares of common stock, par value $0.10 per share, outstanding as of December 2, 2022, as reported by the Company in the December 22 Form 10-Q.

Item 1.	Security and Issuer.

This Amendment No. 12 to the Schedule 13D (this “Amendment No. 12”) relates to the common stock, par value $0.10 per share (the “Shares”), issued by Best Buy Co., Inc., a Minnesota corporation (the “Company”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on January 15, 1996 (the “Initial Schedule”), as amended and supplemented by Amendment No. 1 filed on June 7, 2012, Amendment No. 2 filed on August 6, 2012, Amendment No. 3 filed on August 16, 2012, Amendment No. 4 filed on August 20, 2012, Amendment No. 5 filed on August 20, 2012, Amendment No. 6 filed on August 27, 2012, Amendment No. 7 filed on December 14, 2012, Amendment No. 8 filed on March 1, 2013, Amendment No. 9 filed on March 25, 2013, Amendment No. 10 filed on October 23, 2013, Amendment No. 11 filed on September 30, 2015 (the “Amendments”, together with the Initial Schedule, the “Schedule 13D”) on behalf of the Reporting Persons. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety with the following:

(a)       This Schedule 13D is being filed by:

(i)	Richard M. Schulze, individually and as:
(a)	the account holder of the Best Buy 401(k) Retirement Savings Plan held in his name;
(b)	trustee of the Richard M. Schulze Revocable Trust; and
(c)	trustee of the Richard M Schulze Qualified Terminable Interest Property Marital Trust II.
(ii)	Olympus Investments Limited Partnership A, a Delaware limited partnership (“Olympus A”).
(iii)	Olympus Investments Limited Partnership B, a Delaware limited partnership of which Mr. Schulze is the sole general partner (“Olympus B”).
(iv)	RMSJS LLC, a Delaware limited liability company (“RMSJS”), which is the general partner for Olympus A and of which Mr. Schulze is the sole managing member.
(v)	The Richard M. Schulze Family Foundation, a charitable trust established under the laws of Florida, of which Mr. Schulze is the founder and Chairman of the Trustees.

Each of the foregoing is referred to herein as a “Reporting Person” and together as the “Reporting Persons.”

(b) The address of the principal office of each of the Reporting Persons but the Family Foundation is 6600 France Avenue. S., Suite 550 Minneapolis, MN 55435. The address of the principal office of the Family Foundation is 999 Vanderbilt Rd., Suite 710 Naples, FL 34108.

(c)       Mr. Schulze is the founder, former Chairman and a former Director of the Company. He also serves as the sole managing member of RMSJS, the sole general partner of Olympus B, and the Chairman of the Trustees of the Family Foundation. The principal business of each of Olympus A and Olympus B is to invest in the capital stock of the Company. The principal business of RMSJS is to serve as the general partner of Olympus A. The principal business of the Family Foundation is to provide support for education programs, food, shelter, afterschool programs, camps, and medical human service agencies in Minnesota.

(d)       During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Schulze is a United States citizen.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented to add the following:

On March 25, 2013, Mr. Schulze and the Company entered into a letter agreement (the “Letter Agreement”) pursuant to which, among other things, Mr. Schulze will continue in his role as Chairman Emeritus of the Company, with the lifetime honorary title of “Founder and Chairman Emeritus.” The Letter Agreement was subsequently extended in 2015, 2018, 2021, and 2022. The current extension runs through Fiscal Year 2024. The original Letter Agreement gave Mr. Schulze the power to nominate two directors for appointment to the Board of Directors of the Company until he reached the age of 75, but Mr. Schulze has had no special board-nominating privileges since turning 75 in January 2016. He is now a passive investor in the Company.

This amendment now accounts for three gifts of the Shares that Mr. Schulze gave to third parties. Each instance is documented in the table amending Item 5(c). These Shares were given for purely gratuitous purposes for no consideration out of Mr. Schulze’s passively-held equity stake.

Mr. Schulze has periodically and passively held Shares through several term trusts for estate planning purposes. Each term trust has since expired. Upon expiration, the Shares in each term trust were either distributed to (1) excluded irrevocable trusts, or (2) Mr. Schulze’s included revocable trust, always without exchanging consideration. Although these transactions are more completely accounted for in the table amending Item 5(c), the term trusts’ names and termination dates are as follows: (1) the Richard M. Schulze 2017 Term Trust (expired on June 12, 2019), (2) the Richard M. Schulze 2018 Term Trust (expired on December 3, 2020), (3) the 2008 Schulze Family Term Trust No. 2 (expired on December 23, 2020), and (4) the Richard M. Schulze 2020 Term Trust (expired on March 23, 2022).

The Richard M. Schulze Family Foundation periodically sells Shares on the open market to finance its charitable endeavors. The table amending Item 5(c) documents several such instances of these sales, each of which was made for this purpose. Additionally, in July 2019, Mr. Schulze made several sales of the Shares on the open market as part of his personal long-term strategy for asset diversification and liquidity. Each such documented sale was made for this purpose and for fair-market cash consideration. The table also documents several sales that were effectuated on the open market in November 2019 pursuant to a Rule 10b-5 plan established by Mr. Schulze on October 25, 2019, as disclosed in his December 2, 2019 Form 4 (the “Plan”). Mr. Schulze also received fair-market cash consideration for these shares.

Mr. Schulze’s amendment also includes three adjustments in the equivalent number of Shares held by Mr. Schulze through his Best Buy 401(k). An equivalent number of Shares held in the stock fund is calculated and included in quarterly statements by dividing its closing balance by the closing price of the Company’s common stock as reported by the New York Stock Exchange on the last trading date of the statement period. Equivalent shares are approximate, since in this Fund participants own units of a Fund that primarily invests in stock and a very small portion of cash.

Item 5.	Interests in Securities of the Company.

Item 5 is hereby amended and restated in its entirety with the following:

The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.

(a)       The percentages used herein are calculated based upon 221,264,454 Shares outstanding as of December 2, 2022, as set forth in the December 22, 2022 Form 10-Q.

As of the date of this Amendment No. 12, the Reporting Persons beneficially owned in the aggregate 23,068,885 Shares, constituting approximately 10.4% of the outstanding Shares. As of the date of this Amendment No. 12, the Reporting Persons may be deemed to have direct beneficial ownership of the Shares as follows:

(i)        Mr. Schulze, individually, as the account holder of the Best Buy 401(k) Retirement Savings Plan held in his name, and as trustee of the Richard M. Schulze Revocable Trust and the Richard M Schulze Qualified Terminable Interest Property Marital Trust II, beneficially owns 23,068,885 Shares, constituting approximately 10.4% of the outstanding Shares. Mr. Schulze disclaims beneficial ownership of such Shares for all other purposes. This figure excludes (a) 9,033,299 Shares held in trusts for the benefit of Mr. Schulze’s children, grandchildren, and the children of Mr. Schulze’s former spouse, and (b) 172,831 Shares in the Richard M Schulze Qualified Terminable Interest Property Marital Trust I, in each case as to which Mr. Schulze disclaims beneficial ownership.

(ii) Olympus A may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) 31,672 Shares, constituting approximately 0.01% of the outstanding Shares. Olympus A disclaims beneficial ownership of such Shares for all other purposes.

(iii) Olympus B may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) 950,169 Shares, constituting approximately 0.4% of the outstanding Shares. Olympus B disclaims beneficial ownership of such Shares for all other purposes.

(iv) RMSJS, as the sole general partner of Olympus A, may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) 31,672 Shares, constituting approximately 0.01% of the outstanding Shares. RMSJS disclaims beneficial ownership of such Shares for all other purposes.

(v)       The Family Foundation may be deemed to own beneficially (as that term is defined in Rule 13-d under the Securities Exchange Act of 1934) 590,148 Shares, constituting approximately 0.3% of the outstanding Shares. The Family Foundation disclaims beneficial ownership of such Shares for all other purposes.

(b)        Mr. Schulze has the sole power to vote or direct the vote of and to dispose of or direct the disposition of 21,496,896 Shares. Mr. Schulze has shared power to vote or direct the vote of and to dispose of or direct the disposition 1,571,989 Shares. Olympus A may be deemed to share with Mr. Schulze the power to vote or direct the vote of and to dispose of or direct the disposition of 31,672 Shares. Olympus B may be deemed to share with Mr. Schulze the power to vote or direct the vote of and to dispose of or direct the disposition of 950,169 Shares. RMSJS may be deemed to share with Mr. Schulze the power to vote or direct the vote of and to dispose of or direct the disposition of 31,672 Shares beneficially owned by Olympus A. The Family Foundation may be deemed to share with Mr. Schulze the power to vote or direct the vote of and to dispose of or direct the disposition of 590,148 Shares.

(c) The following table sets forth all transactions in the Shares effected by Mr. Schulze during the 60 days prior to the date of this Amendment No. 12 and prior to the date of each amendment that should have been filed since the date of Amendment No. 11:

Identity	Transaction Type	Date	Number of Shares Acquired/(Disposed)	Price per Share	Where and How the Transaction Was Effected
Richard M. Schulze	Gift to a third party[2]	11/30/2018	(466)	N/A	N/A
Richard M. Schulze	Transfer to excluded irrevocable trust	6/12/2019	(3,100,293)	N/A	Transfer from included Richard M. Schulze 2017 Term Trust, which had expired. The shares transferred went to the excluded Richard M. Schulze 2014 Irrevocable Trust
Richard M. Schulze Family Foundation	Sale	7/3/2019	(147,075)	$72.07[3]	Open market

2 Mr. Schulze gifted 466 shares to his grandchild on November 30, 2018. This was the only transaction made in the 60-day period prior to the material change in his beneficial ownership, which was largely attributable to a Company stock buyback resulting in an outstanding share reduction of 13,612,024 (from 282,713,593 shares as of March 29, 2018 to 269,101,569 shares as of December 5, 2018).

3 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $72.00 to $72.24, inclusive.

Identity	Transaction Type	Date	Number of Shares Acquired/(Disposed)	Price per Share	Where and How the Transaction Was Effected
Richard M. Schulze	Sale	7/3/2019	(36,600)	$72.07[4]	Open market
Richard M. Schulze Family Foundation	Sale	7/5/2019	(18,004)	$72.01[5]	Open market
Richard M. Schulze	Sale	7/5/2019	(4,509)	$72.01[6]	Open market
Richard M. Schulze Family Foundation	Sale	7/8/2019	(1,287)	$73.00[7]	Open market
Richard M. Schulze Family Foundation	Sale	7/8/2019	(298,834)	$72.06[8]	Open market
Richard M. Schulze	Sale	7/8/2019	(322)	$73.00[9]	Open market
Richard M. Schulze	Sale	7/8/2019	(74,853)	$72.06[10]	Open market
Richard M. Schulze Family Foundation	Sale	7/9/2019	(34,800)	$72.02[11]	Open market
Richard M. Schulze	Sale	7/9/2019	(8,716)	$72.02[12]	Open market
Richard M. Schulze	Sale	7/16/2019	(66,579)	$75.12[13]	Open market

4 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $72.00 to $72.24, inclusive.

5 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $72.00 to $72.08, inclusive.

6 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $72.00 to $72.08, inclusive.

7 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $73.00 to $73.01, inclusive.

8 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $72.00 to $72.86, inclusive.

9 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $73.00 to $73.01, inclusive.

10 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $72.00 to $72.86, inclusive.

11 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $72.00 to $72.275, inclusive.

12 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $72.00 to $72.275, inclusive.

13 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $75.00 to $75.35, inclusive.

Identity	Transaction Type	Date	Number of Shares Acquired/(Disposed)	Price per Share	Where and How the Transaction Was Effected
Richard M. Schulze	Sale	7/17/2019	(2,821)	$75.00[14]	Open market
Richard M. Schulze	Sale	7/19/2019	(51,265)	$75.01[15]	Open market
Richard M. Schulze (via 401(k))	Change in Best Buy 401(k)	7/19/2019[16]	463	N/A	Periodic adjustment in the amount of equivalent shares under the employee retirement savings account (401(k))
Richard M. Schulze	Sale	7/22/2019	(379,335)	$75.30[17]	Open market
Richard M. Schulze Family Foundation	Sale	11/27/2019	(5,000)	$82.29	Pursuant to the Plan
Richard M. Schulze Family Foundation	Sale	11/27/2019	(35,104)	$81.20[18]	Pursuant to the Plan
Richard M. Schulze Family Foundation	Sale	11/27/2019	(286,896)	$80.61[19]	Pursuant to the Plan
Richard M. Schulze	Sale	11/27/2019	(12,500)	$82.29[20]	Pursuant to the Plan
Richard M. Schulze	Sale	11/27/2019	(84,122)	$81.24[21]	Pursuant to the Plan

14 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $75.00 to $75.01, inclusive.

15 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $75.00 to $75.05, inclusive.

16 This adjustment to the equity in Mr. Schulze’s 401(k) account reflects the amount of equivalent shares added to the account as of July 19, 2019, ahead of the filing of the July 22, 2019 Form 4. An equivalent number of Shares held in the stock fund is calculated and included in quarterly statements by dividing its closing balance by the closing price of the Company’s common stock as reported by the New York Stock Exchange on the last trading date of the statement period. Equivalent shares are approximate, since in this Fund participants own units of a Fund that primarily invest in stock and a very small portion of cash.

17 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $75.00 to $75.75, inclusive.

18 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $81.12 to $81.70, inclusive.

19 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $80.12 to $81.095, inclusive.

20 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $82.195 to $82.38, inclusive.

21 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $81.12 to $82.02, inclusive.

Identity	Transaction Type	Date	Number of Shares Acquired/(Disposed)	Price per Share	Where and How the Transaction Was Effected
Richard M. Schulze	Sale	11/27/2019	(682,378)	$80.60[22]	Pursuant to the Plan
Richard M. Schulze Family Foundation	Sale	11/29/2019	(3,300)	$79.87[23]	Pursuant to the Plan
Richard M. Schulze Family Foundation	Sale	11/29/2019	(112,700)	$81.00[24]	Pursuant to the Plan
Richard M. Schulze	Sale	11/29/2019	(7,400)	$80.14[25]	Pursuant to the Plan
Richard M. Schulze	Sale	11/29/2019	(245,600)	$81.00[26]	Pursuant to the Plan
Richard M. Schulze	Partial transfer to excluded irrevocable trusts	12/3/2020	(3,020,523)	N/A	Transfer from the Richard M. Schulze 2018 Term Trust, which had expired. The shares transferred went partially to the excluded Richard M. Schulze 2014 Irrevocable Trust (1,204,362 shares) and partially to the included Richard M. Schulze Revocable Trust (1,816,161 shares)
Richard M. Schulze	Internal transfer	12/3/2020	1,816,161	N/A	Transfer from the Richard M. Schulze 2018 Term Trust to the Richard M. Schulze Revocable Trust
Richard M. Schulze	Gift to a third party	12/23/2020	(588)	N/A	N/A

22 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $80.12 to $81.115, inclusive.

23 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $79.51 to $80.15, inclusive.

24 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $80.54 to $81.37, inclusive.

25 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $79.58 to $80.51, inclusive.

26 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $80.63 to $81.43, inclusive.

Identity	Transaction Type	Date	Number of Shares Acquired/(Disposed)	Price per Share	Where and How the Transaction Was Effected
Richard M. Schulze	Partial transfer to excluded irrevocable trusts	12/30/2020	(1,083,567)	N/A

Transfer from the

2008 Schulze Family Term Trust, which had expired. The shares transferred went partially to the Adjustment Trust under the 2008 Schulze Family Term Trust No. 1 Created Under Agreement December 16, 2008 (981,470 shares) and partially to the Richard M. Schulze Revocable Trust (102,097 shares)

Richard M. Schulze	Internal transfer	12/30/2020	102,097	N/A	Transfer from the 2008 Schulze Family Term Trust No. 2 to the Richard M. Schulze Revocable Trust
Richard M. Schulze	Partial transfer to excluded irrevocable trusts	3/23/2022	(1,598,420)	N/A	Transfer from the Richard M. Schulze 2020 Term Trust, which had expired. The shares went partially to the excluded Richard M. Schulze 2014 Irrevocable Trust (959,986 shares) and partially to the included Richard M. Schulze Revocable Trust (638,434 shares)
Richard M. Schulze Revocable Trust	Internal transfer	3/23/2022	638,434	N/A	Transfer from the Richard M. Schulze 2020 Term Trust to the Richard M. Schulze Revocable Trust
Richard M. Schulze	Gift to Richard M. Schulze Family Foundation	11/22/2022	(193,000)	N/A	N/A
Richard M. Schulze Family Foundation	Gift from Richard M. Schulze	11/22/2022	193,000	N/A	N/A
Richard M. Schulze (via 401 (k))	Change in Best Buy 401(k)	11/28/2022[27]	2,135	N/A	Periodic adjustment in the amount of equivalent shares under the employee retirement savings account (401(k))

27 This adjustment to the equity in Mr. Schulze’s 401(k) account reflects the amount of equivalent shares added to the account as of November 28, 2022, ahead of the filing of the November 30, 2022 Form 4. An equivalent number of Shares held in the stock fund is calculated and included in quarterly statements by dividing its closing balance by the closing price of the Company’s common stock as reported by the New York Stock Exchange on the last trading date of the statement period. Equivalent shares are approximate, since in this Fund participants own units of a Fund that primarily invest in stock and a very small portion of cash.

Identity	Transaction Type	Date	Number of Shares Acquired/(Disposed)	Price per Share	Where and How the Transaction Was Effected
Richard M. Schulze Family Foundation	Sale	11/28/2022	(44,818)	$82.22[28]	Open market
Richard M. Schulze Family Foundation	Sale	11/28/2022	(321,282)	$81.90[29]	Open market
Richard M. Schulze Revocable Trust	Gift to Third Party	12/20/2022	199	N/A	N/A
Richard M. Schulze (via 401 (k))	Change in Best Buy 401(k)	1/9/2023[30]	(3,865)	N/A	Periodic adjustment in the amount of equivalent shares under the employee retirement savings account (401(k))

(d)       To the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares that are the subject of this Schedule 13D.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Item 6 is hereby amended and supplemented to add the following:

Effective October 25, 2019, Mr. Schulze adopted the Plan, a discussion of which is contained in Item 4 hereof and is incorporated into this Item 6 by reference.

28 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $82.16 to $82.37, inclusive.

29 The price reported is a weighted average price. These shares were sold in multiple transactions at prices ranging from $81.16 to $82.155, inclusive.

30 This adjustment to the equity in Mr. Schulze’s 401(k) account reflects the amount of equivalent shares added to the account as of December 31, 2022, ahead of the filing of this Amendment. An equivalent number of shares held in the stock fund is calculated and included in quarterly statements by dividing its closing balance by the closing price of the Company’s common stock as reported by the New York Stock Exchange on the last trading date of the statement period. Equivalent shares are approximate, since in this Fund participants own units of a Fund that primarily invest in stock and a very small portion of cash.

Item 7.	Materials to be Filed as Exhibits.
Exhibit A:	Joint Filing Agreement, dated January 19, 2023, among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: January 19, 2023

By: /s/ Richard M. Schulze
RICHARD M. SCHULZE

Olympus Investments Limited Partnership A

By: /s/ Richard M. Schulze
RICHARD M. SCHULZE

Olympus Investments Limited Partnership B

By: /s/ Richard M. Schulze
RICHARD M. SCHULZE

RMSJS LLC

By: /s/ Richard M. Schulze
RICHARD M. SCHULZE

The Richard M. Schulze Family Foundation

By: /s/ Richard M. Schulze
RICHARD M. SCHULZE

[Signature Page to Schedule 13D/A (Amendment No. 12)]